UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

CLPS INCORPORATION

(Translation of registrant's name into English)

c/o 2nd Floor, Building 18, Shanghai Pudong Software

Park, 498 Guoshoujing Road, Pudong, Shanghai,

201203, People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 001-38505.

CONTENTS

On May 23, 2018, CLPS Incorporation (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with The Benchmark Company LLC, as representative of the underwriters named therein, for a firm commitment initial public offering of 2,000,000 common shares and up to an additional 300,000 common shares solely to cover over-allotments, at an offering price of $5.25 per share (the “IPO”). The Company’s shares began trading on The Nasdaq Capital Market on May 24, 2018 under the trading symbol “CLPS.” On May 29, 2018, the Company closed on the IPO and received gross proceeds of approximately $10.5 million from the common shares sold, before deducting underwriting discounts and commissions and expenses.

A copy of the Underwriting Agreement is hereby attached as Exhibit 1.1 hereto, and a copy of the press release related to the closing is hereby attached as Exhibit 99.1 hereto, both of which are incorporated herein by reference.

Financial Statements and Exhibits.

Exhibit	Description

1.1	Underwriting Agreement, dated May 23, 2018.
99.1	Press release dated May 29, 2018.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLPS INCORPORATION

By:	/s/ Raymond Ming Hui Lin
Raymond Ming Hui Lin Chief Executive Officer

Date: May 31, 2018

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